[FIDELITY SECURITY LIFE LOGO]


                              401 PLAN ENDORSEMENT

                    FIDELITY SECURITY LIFE INSURANCE COMPANY
                                  3130 BROADWAY
                           KANSAS CITY, MO 64111-2406
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The  following  provisions  apply to a  Contract  which is  issued  under a Plan qualified under Internal Revenue Code Section 401. This Endorsement forms a part of the Contract to which it is attached and is effective as of the date of the Contract unless otherwise indicated in writing by the Company. In the case of a conflict with any provisions in the Contract, the provisions of this Endorsement will control.

The Contract is amended as follows:

1. The Annuitant of this Contract will be the applicable Participant under the Plan and the Owner of this Contract will be as designated in the Plan.

2. This Contract and the benefits under it, cannot be sold, assigned, transferred, discounted, pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, or otherwise transferred to any person other than the Company.

3. This Contract is purchased pursuant to the provisions of the Plan which may limit the Owner's or Annuitant's rights under the Contract. No such Plan provision shall limit the Owner's or Annuitant's rights under the Contract unless an authorized person under the Plan has provided the Company with written notification of such provision. In no event shall any Plan provision enlarge the Company's obligations under the Contract. Further, the availability of withdrawals and payments pursuant to various options of the Contract may be restricted and altered to the extent necessary to comply with Code Section 401 and the Regulations thereunder.





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Secretary                                                     President